
August 10, 2010

Ross J. Prossner
President and Chief Financial Officer
Beacon Federal Bancorp, Inc
6611 Manlius Center Road
East Syracuse, NY

Re: Beacon Federal Bancorp, Inc
Form 10-K
Filed March 19, 2010
File No. 001-33713

Form 10-Q
Filed May 14, 2010
File No. 001-33713

Form 10-Q
Filed August 6, 2010
File No. 001-33713

Dear Mr. Prossner:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Non-Performing and Problem Assets, page 15

1.   We note your reference to "restructured" non-accrual loans in your disclosure on page 15.
        Please tell us whether you hold any loans that have been restructured or otherwise
        modified from their original terms in your loan portfolio at any period end. If you do,
        Please tell us and revise future filings to address the following:

   a.   Describe the key features of your loan modification program(s), including a
        description of the significant terms modified and the typical length of each of the
        modified terms. Please provide this information separately for loans that are
        collateral-dependent and loans that are not collateral-dependent.
   b.   Quantify your restructured loans by type of concession made (e.g. reduction in
        interest rate, payment extensions, forgiveness of principal, etc.), and provide a
        narrative disclosure addressing your success/re-default rates for each type of
        concession. Please provide this information separately for loans that are collateral-
        dependent and loans that are not collateral-dependent.
   c.   Quantify and provide a narrative discussion of the number of second/junior liens held
        where the first loan has been modified, including how the allowance is developed for
        the second liens.
   d.   Explain in detail how you consider whether the restructured loans are troubled debt
        restructurings based on ASC 310-40-15.
   e.   If you do not believe these loan modifications are troubled debt restructurings under
        ASC 4310-40-15, tell us and revise your future filings to confirm whether you believe
        the allowance related to the modified loans would not have been materially different
        if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).
   f.   Disclose how you determine if the borrower has demonstrated performance under the
        previous terms and has shown the capacity to continue to perform under the
        restructured terms. Disclose your policy regarding how many payments the borrower
        needs to make on the restructured or modified loan before the loan is returned to
        accrual status. Specifically disclose the extent to which restructured loans at
        December 31, 2009 and March 31, 2010 were shown as nonaccrual loans within
        nonperforming loans.
   g.   Clearly and comprehensively discuss your non-accrual policies for restructured loans.
        Please clarify if you have different policies for different restructured loan types.
   h.   For loans that accrue interest at the time the loan is restructured, tell us and disclose
        whether you generally charge-off a portion of the loan. If you do, please tell us how
        you consider this fact in determining whether the loan should accrue interest. If you
        continue to accrue interest, tell us in detail and disclose how you concluded that
        repayment of interest and principal contractually due on the entire debt is reasonably
        assured.
   i.   If impairment is measured based on the present value of expected future cash flows,
        disclose your policy election regarding how the entire change in present value is

reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Part III

Item 13. Certain Relationships and Related Transactions, page 47

2.   In future filings, revise the disclosure on page 21 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K. Please confirm to the staff that you could have made this representation in this filing.

Exhibit 13

Notes to Consolidated Financial Statements

Note 3 – Securities, page 29

3.   We note your other-than-temporary impairment disclosures, as well as your disclosures related to underwater pooled trust preferred securities (PTPS) and collateralized mortgage obligations (CMO) securities, beginning here on page 32 and on pages 14-17 of your Form 10-Q for the period ended March 31, 2010. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

   a.   Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
   b.   Deferrals and defaults:
        •   Please tell us in detail how you develop your estimate of future deferrals and defaults.
        •   Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.
        •   Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
        •   Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

c. Prepayment rate:
- Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
- Tell us and disclose in future filings your prepayment assumption and how you determine it.
- If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
- Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
- If you used 0% as your assumption, please explain to us why you believe this is reasonable.
- If you used 0% as your assumption, please provide us a sensitivity analysis of the change in credit loss at March 31, 2010 if you used a 1% prepayment assumption.

4. Considering the significant judgment required to determine if a security is other-than-temporarily-impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, please address the following regarding your debt securities that are in an unrealized-loss position greater than 12-months at period end:

a. Revise your future filings to disclose, in addition to the number of debt securities, the amount of debt securities for which the lowest credit rating was below investment grade.

b. Revise your future filings to disclose each individual debt security with at least one rating below investment grade. Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

c. Revise your future filings to clearly disclose how you considered the below investment grade credit rating for these securities in your conclusion that these securities are not other-than-temporarily-impaired, and that no portion of their unrealized losses were credit related. Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

d. For below investment grade securities where you have recognized credit impairment, revise your future filings to more clearly disclose why the amount of credit impairment in proportion to the unrealized loss, particularly in light of the fact that these securities are below investment grade and therefore more speculative.

Note 16 – Fair Value Measurements, page 51

5.   You disclose on page 52 that impaired loans are measured at fair value "utilizing Level 3 inputs, which include appraisals of underlying collateral and discounted cash flow analysis." Please address the following:

a. Given that ASC 310-10-35-22 permits impairment measurements on collateral dependent loans to be based on the fair value of the underlying collateral as a "practical expedient", tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

b. Tell us whether your decision to obtain updated appraisals was made on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values.

c. To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 and March 31, 2010.

d. Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbert at 202-551-3572 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief